Caleb C.B. DuBois (207) 228-7378 direct cdubois@bernsteinshur.com

VIA EDGAR

December 23, 2020

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street N.E.

Washington, DC 20549

Re:       New Age Alpha Trust

File Nos. 811-23461 and 333-232993

Dear Mr. Be:

This letter responds to your comments conveyed to me regarding Pre-Effective Amendment No. 3 (“PEA 3”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), to New Age Alpha Trust’s (the “Trust”) Registration Statement on Form N-1A (the “Registration Statement”). The following summarizes your comment, and our responses to that comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectuses and Statement of Additional Information (“SAI”) included in PEA No. 3.

SEC Comments

Prospectus and Statement of Additional Information

Comment 1:   Several places in the Prospectus and SAI discuss the Trust’s 80% Policy. In discussing the 80% Policy, the Prospectus and SAI indicate that each Fund will invest its nets assets (exclusive of collateral held from securities lending and exclusive of borrowing) in the component securities of the Fund’s Index. However, please note that Rule 35d-1 promulgated under the Investment Company Act defines the term “assets” to mean “net assets, plus the amount of any borrowings for investment purposes.”

December 23, 2020

Response 1:    In order to bring each Fund’s 80% policy into conformity with Rule 35d-1, we have modified the relevant language in the Prospectus and SAI generally as follows (with the relevant section being modified slightly to confirm to the specifics of each Fund):

The Funds have adopted policies that each Fund, under normal market conditions, will generally invest substantially all, but at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes, but exclusive of collateral held from securities lending) in the component securities of its Index (the “80% Policy”).

If you have any additional questions, or need additional information, please contact me directly at (207) 228-7378. Thank you.

Sincerely,

/s/ Caleb C.B. DuBois

Caleb C.B. DuBois